United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Form U-13-60/A

                                  Annual Report
                                 For the Period

             Beginning January 1, 2001 and Ending December 31, 2001


                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                       FOR

                        EXELON BUSINESS SERVICES COMPANY

                          A Subsidiary Service Company

Date of Incorporation               12/31/00
                     -----------------------------------------

State of Sovereign Power under which Incorporated or Organized    Pennsylvania
                                                              ------------------

Location of Principal Executive Offices of Reporting Company

                              10 South Dearborn St., Chicago, IL 60680-5379
                              ---------------------------------------------



Name, title, and address of officer to whom correspondence concerning this report should be addressed:

     Matthew F. Hilzinger                      Vice-President and Controller
     --------------------                      -----------------------------
           (Name)                                        (Title)

                10 South Dearborn Street, Chicago, IL 60680-5379
                 ----------------------------------------------
                                    (Address)


Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

                               Exelon Corporation

On May 1, 2002, Exelon Corporation filed Form U-13-60 for the year ended December 31, 2001. This filing amends Schedule V, Accounts Receivable from Associate Companies, to reformat the information in accordance with instructions to Form U-13-60 and Schedule XVII, Schedule of Expense by Department or Service Function, to redistribute certain expenses in accordance with the SEC Uniform System of Accounts.



LISTING OF AMENDED SCHEDULES

                                                                   Schedule of
                                                                   Account           Page
Description of Schedules and Accounts                              Number            Number
-------------------------------------------------------------------------------------------

Accounts Receivable from Associate Companies                       Schedule V          3

Schedule of Expense by Department or Service Function              Schedule XVII       4-6



                ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

                      For the Year Ended December 31, 2001

       Amended Schedule V - Accounts Receivable from Associate Companies -
                            continued (in thousands)

Analysis of Convenience or Accommodation Payments during 2001:
                                                                  Amount
Affiliate                                                         Paid
AmerGen Energy Company, LLC                                       $       7
Exelon Energy, Inc.                                                   1,238
Exelon Enterprises Company, LLC                                       3,379
Exelon Infrastructure Services, Inc.                                  2,876
Exelon Communications Company, LLC                                      239
Exelon Holdings Corp, Inc.                                               15
Exelon Generation Company LLC                                        31,722
PEC Financial Services, LLC                                              45
PECO Energy Company                                                  79,332
Susquehanna Electric Company                                            398
Susquehanna Power Company                                               140
                                                                  ---------
                                             Total Payments       $ 119,391
                                                                  =========


Convenience payments made for:
Accounts payable system                             $             32,050
Corporate credit card                                                47,271
Informational technology purchases                                    8,770
Postretirement trust                                                 91,250
Receivable for NEIL reimbursement                                  (59,950)
                                                                  ---------
                                             Total Payments       $119,391
                                                                  =========

                ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

                      For the Year Ended December 31, 2001

 Amended Schedule XVII - Schedule of Expense Distribution by Department or Service Function
                                 (in thousands)



                                                            DEPARTMENT OR SERVICE FUNCTION
           Description                  Total                                        Human      Finance &
Account    of Items                     Amount    Overhead     Executive  Planning   Resources  Accounting

920        Salaries and Wages         $  80,687             $   6,618  $   4,040  $  9,495   $ 13,599
921        Office Supplies and
             Expenses                    44,593                 3,491      2,809     4,289     15,670
922        Administrative
             Expense Transferred
             -Credit                          -                      -          -        -            -
923        Outside Services
             Employed                   185,717                 7,035     27,328    11,757     29,591
924        Property Insurance            15,560                      -          -       71     15,489
925        Injuries and Damages             450                      -          -      176        (51)
926        Employee Pensions
             and Benefits                28,605                    30      1,854     4,506      3,371
928        Regulatory
             Commission
             Expense                          2                      -          -        -          -
930.1      General Advertising
             Expense                      9,686                   121         33        28          -
930.2      Miscellaneous
             General
             Expense                     12,016                   549        155       710      6,873
931        Rents                          9,442                    72         55         -        151
932        Maintenance of
             Structures and
             Equipment                    2,870                     7        118        28          6
403        Depreciation and
             Amortization
             Expense                     16,089                    15           -        -      2,954
408        Taxes Other Than
             Income Taxes                 6,773                    32           -      938        100
409        Income Taxes                  10,278                      -          -        -         10
410        Provision for Deferred
             Income Taxes               (6,157)                      -          -        -          -
411        Provision for Deferred
             Income Taxes - Cr              227                      -          -        -          -
411.5      Investment Tax Credit               -                     -          -        -          -
426.1      Donations                      3,080                      -          -      125         29
426.5      Other Deductions               2,599                      -          -        6      1,314
427        Interest on Long-Term
             Debt                              -                     -          -        -          -
430        Interest on Debt to
             Associate Companies          5,865                      -          -        -        732
431        Other Interest Expense         (146)                    80           -        -         17
                                      ---------   --------  ---------   --------  --------    -------
           TOTAL EXPENSES             $ 428,236   $     -   $  18,050   $ 36,392  $ 32,129    $89,855
                                      =========   ========  =========   ========  ========    =======


                             ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

                                    For the Year Ended December 31, 2001

                       Schedule XVII - Schedule of Expense
                Distribution by Department or Service Function -
                            continued (in thousands)



                                        DEPARTMENT OR SERVICE FUNCTION
               Description              Internal   Environ-   Govern.    Public
Account        of Items                 Audit      mental     Affairs    Affairs    Legal

920        Salaries and Wages         $     799  $     532  $     762  $   1,556  $   8,201
921        Office Supplies and
             Expenses                       253        270        445      1,172      (558)
922        Administrative
             Expense Transferred
             -Credit                         -          -          -          -          -
923        Outside Services
             Employed                     3,379        457        158      1,392     9,226
924        Property Insurance                -          -          -          -          -
925        Injuries and Damages              -          -          -          -        860
926        Employee Pensions
             and Benefits                    -          -          -          -      2,034
928        Regulatory
             Commission
             Expense                         -          -          -          -          2
930.1      General Advertising
             Expense                         -          -          -       9,351        50
930.2      Miscellaneous
             General
             Expense                         -          80        283      1,149     2,666
931        Rents                             98         93          2          4         -
932        Maintenance of
             Structures and
             Equipment                       -            1         -         1         70
403        Depreciation and
             Amortization
             Expense                         -          -          -          -          -
408        Taxes Other Than
             Income Taxes                    -          -          -          -          -
409        Income Taxes                      -          -          -          -          -
410        Provision for Deferred
             Income Taxes                    -          -          -          -          -
411        Provision for Deferred
             Income Taxes - Cr               -          -          -          -          -
411.5      Investment Tax Credit             -          -          -          -          -
426.1      Donations                         -          -           2      2,850         -
426.5      Other Deductions                  -          -       1,156         27        70
427        Interest on Long-Term
             Debt                            -          -          -          -          -
430        Interest on Debt to
             Associate Companies             -          -          -          -          -
431        Other Interest Expense            -          -          -          -       (205)
                                      ---------  ---------  ---------  ---------  ---------
           TOTAL EXPENSES             $   4,529  $   1,433  $   2,808  $  17,502  $  22,416
                                      =========  =========  =========  =========  =========


                ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

                      For the Year Ended December 31, 2001

                       Schedule XVII - Schedule of Expense
                          Distribution by Department or
                        Service Function - continued

                                 (in thousands)


                         DEPARTMENT OR SERVICE FUNCTION
           Description           Procure-   Inform.    Operational
Account    of Items              ment       Systems    Support

920        Salaries and Wages    $   1,980    $  17,365  $  15,740
921        Office Supplies and
             Expenses                  999       14,861        892
922        Administrative
             Expense Transferred
             -Credit                      -          -          -
923        Outside Services
             Employed                4,012       81,042     10,340
924        Property Insurance             -          -          -
925        Injuries and Damages           -          -        (535)
926        Employee Pensions
             and Benefits              262        4,748     11,800
928        Regulatory
             Commission
             Expense                      -          -          -
930.1      General Advertising
             Expense                     2           -         101
930.2      Miscellaneous
             General
             Expense                     2          7         (458)
931        Rents                          -       760        8,207
932        Maintenance of
             Structures and
             Equipment                   1         46        2,592
403        Depreciation and
             Amortization
             Expense                      -     1,239      11,881
408        Taxes Other Than
             Income Taxes                 -          -       5,703
409        Income Taxes                   -          -      10,268
410        Provision for Deferred
             Income Taxes                 -          -      (6,157)
411        Provision for Deferred
             Income Taxes - Cr            -          -         227
411.5      Investment Tax Credit          -          -          -
426.1      Donations                     8          6           60
426.5      Other Deductions               -          -          26
427        Interest on Long-Term
             Debt                         -          -          -
430        Interest on Debt to
             Associate Companies        -            -       5,133
431        Other Interest Expense        -        (11)         (27)
                                 ---------  ---------    ----------
           TOTAL EXPENSES        $   7,266  $ 120,063    $  75,793
                                 =========  =========    ==========

                ANNUAL REPORT OF EXELON BUSINESS SERVICES COMPANY

                                Signature Clause

 Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                        Exelon Business Services Company
     ----------------------------------------------------------------------
                           (Name of Reporting Company)

   By:                        /s/ Robert S. Shapard
          ------------------------------------------------------------
                         (Signature of Signing Officer)


     Robert S. Shapard, Executive Vice-President and Chief Financial Officer
       ------------------------------------------------------------------
                   (Printed Name and Title of Signing Officer)


Date:   September 26, 2003
        ------------------